SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2006

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Another Record Quarter for Internet Gold: Q3 Revenues Above NIS 100 Million, Operating Income Doubles dated November 6, 2006.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Another Record Quarter for Internet Gold: Q3 Revenues Above NIS 100 Million, Operating Income Doubles

Monday November 6, 12:00 am ET

Record Results for Q3: Revenues Up 44% (YOY) to NIS 105 Million, Operating Income Up 106% (YOY) to NIS 12 Million

012-Golden Lines Merger Is Pending Regulatory Approval and Continues on Track

PETACH TIKVA, Israel, November 6 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq and TASE: IGLD) today reported its financial results for the third quarter and nine months ended September 30, 2006.

Highlights

- Record revenues: Q3 sales crossed the NIS 100 million milestone

- Record operating income: more than doubled compared with Q3 2005

- Strong growth in Smile.Communications: broadband customer base grew by 16,500 new subscribers during the quarter; International Long Distance traffic reached a new high; continued strong demand for business services

- Smile.Media achieved slight growth despite difficult e-Advertising environment: rise in e-Commerce revenues compensated for temporarily reduced e-Advertising budgets during the war period

- Pending merger of 012-Golden Lines with Smile.Communications Ltd. continues to progress on track: the Company is working closely with regulators to finalize process as soon as possible.

Financial Results

Revenues for the third quarter of 2006 reached a new high of NIS 105.3 million (US$ 24.5 million), an increase of 44% compared with NIS 73.3 million in the third quarter of 2005, and 8% compared with the second quarter of 2006.

Operating income for the quarter reached a record of NIS 11.8 million (US$ 2.7 million), an increase of 106% compared to NIS 5.7 million in the third quarter of 2005 and 4% compared to the second quarter of 2006.

Net income for the quarter reached NIS 7.0 million (US $1.6 million), or NIS
0.38 (US$ 0.09) per share, an increase of 327% compared to NIS 1.6 million, or NIS 0.09 per share, for the third quarter of 2005, and 5% compared to the second quarter of 2006.

The Company's net results for the third quarter were significantly impacted by two one-time expenses:

- A provision of NIS 1.5 million (US $0.35 million) taken in respect of a regulatory dispute (currently we plan to appeal) with Israel's Ministry of Communications.

- A one-time expense of NIS 1.3 million (US $0.3 million) reflecting the legal and other costs associated with the Company's reorganization and spin-off of Smile.Media and Smile.Communications.

Comments of Management

Commenting on the results, Eli Holtzman, Internet Gold's CEO, said, "We are extremely pleased to have delivered another quarter of record revenues and operating profits despite the summer's wartime environment, which we feared would negatively impact our business. Although it did reduce our e-Advertising revenues, the rise in revenues generated by our e-Commerce properties and International Telephony businesses more than compensated. In parallel, we continue to benefit from the emergence of the Internet during this challenging period as the most reliable source of up-to-date news and the most convenient 'place' to go for shopping and entertainment. In response, we focused on effective marketing, and were rewarded with one of our strongest-ever quarters of new-user subscriptions.

"The quarter was equally productive from a strategic point of view. We were pleased to have completed the spin-off of our two fully-owned pure-play subsidiaries, and later announced the 012-Golden Lines merger plan. These are the critical first steps of a plan that we believe will build the Company to the next level with a revenue base of more than a billion shekels per year and increasing profitability. As such, we believe we are on a road that will create significant value for our shareholders, customers and employees already in the year ahead and over the long term."

Business Segment Overview

Smile.Communications Ltd.: During the third quarter, the continued growth of all Smile.Communications' activities delivered a 10% increase in revenues compared with the second quarter of 2006, and a 44% increase year-over-year compared with the third quarter of 2005.

- Smile.Net - ISP: The Company's customer base grew by approximately 16,500
(net) new broadband subscribers during the third quarter, a reflection of the success of its aggressive marketing efforts. Sales of Value-Added Services (Anti-Virus, Anti-Spam and Safety Net) during the nine month period increased by 38% compared with the first nine months of 2005.

- Smile.015 - International Telephony: Telephony revenues grew significantly during the quarter. This reflected both the wartime environment, which boosted telephone traffic, and the ongoing organic growth of Israel's International Long Distance (ILD) market. In fact, during the first half of 2006, Israel's overall ILD traffic increased by 12% compared to the comparable period in 2005.

- Smile.Biz - Business Services: The Group's business service revenues for the nine-month period were up 23% compared with the parallel period of 2005. This reflected the Company's success in capturing market share for its value-added IT infrastructure deployment and integration services, and the continued strong growth of its sales of corporate communication packages.

Smile.Media Ltd.: Despite the temporary slowdown of Israel's entire Media industry during the war in Lebanon, Smile.Media's third quarter revenues rose by approximately 1% compared with the second quarter of 2006. This reflected the strong growth in e-Commerce revenues, which more than compensated for the decline in e-Advertising revenues. For the nine-month period, Smile.Media's revenues rose by 33% compared with the parallel period in 2005.

- e-Advertising / Content: During the third quarter, revenues from the Group's 12 portal properties declined by less than 5% compared to the second quarter of 2006. This reflected the temporary slowdown in the e-Advertising market during the war period. On a year-over-year basis, the Group's e-Advertising revenues rose by 35%.

- Smile.Shops: Third quarter revenues from the Group's e-Commerce properties rose by 33% compared to the second quarter of 2006, reflecting an increase of all online activities during the war months. For the nine month period, e-Commerce sales were up by 21% compared to the first nine months of 2005.

About Internet Gold

Internet Gold is Israel's leading IP Group with a major presence across all Internet-related sectors. Its Smile.Communications segment offers a variety of Internet access and related value-added services, international telephony and enterprise/IT integration services. Its Smile.Media segment manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold has entered into an agreement to acquire 60% of the control and equity in 012 Golden Lines Ltd ("012") based on a valuation of US$ 140 million. 012 is a major Internet Service Provider with revenues of $ 138.8 million in 2005 and is also a leader in Israel's Voice Over Broadband domestic telephony. The agreement is subject to the approval of both boards of directors and the relevant regulatory authorities. According to the agreement, following the acquisition, 012 will merge with IGLD's Smile.Communications activities.

Internet Gold is part of the Eurocom communications group. Its shares trade on the Nasdaq Global Market and on the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at www.igld.com.

NOTE A: Convenience Translation to Dollars

For the convenience of the reader, the reported NIS figures of September 30, 2006 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of September 30, 2006 (NIS 4.302 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
    Lee Roth
    KCSA Worldwide
    +1-212-896-1209

    In Israel:
    Mor Dagan
    Investor Relations
    +972-3-516-7620

    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il

    Consolidated Balance Sheets


                                                                  Convenience
                                                                  translation
                                                                         into
                                                                         U.S.
                                                                      dollars
                                  September  September   December   September
                                         30         30         31          30
                                       2006       2005       2005        2006
                                (Unaudited) (Unaudited) (Audited) (Unaudited) New Israeli Shekels - in thousands US$ in thousands
    Current assets
    Cash and cash equivalents       261,322    260,124    265,488     60,744
    Short-term investments              883      1,156        804        205
    Trade receivables, net           78,380     67,160     67,988     18,219
    Other receivables                19,955     13,421     12,201      4,639
    Deferred taxes                      732      1,359      1,111        170

    Total current assets            361,272    343,220    347,592     83,977

    Investments
    Deferred taxes                      139         40         40         32
    Other investments                   200        275        275         46

                                        339        315        315         78

    Property and equipment, net      37,509     38,340     36,222      8,719

    Other assets and deferred
    charges                         114,506    119,508    117,889     26,617

    Assets allocated to
    discontinued operations               -        150          -          -

    Total assets                    513,626    501,533    502,018    119,391

                                            Internet Gold - Golden Lines Ltd.

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                         U.S.
                                                                      dollars

                                  September  September   December   September
                                         30         30         31          30
                                       2006       2005       2005        2006
                                (Unaudited) (Unaudited) (Audited) (Unaudited) New Israeli Shekels - in thousands US$ in thousands
    Current liabilities
    Short-term bank loans            16,188      7,080     12,684      3,763
    Accounts payable                 57,731     65,784     55,987     13,419
    Other payables                   24,431     19,662     23,877      5,679
    Accured liabilities from
    marketable
    securities                            -        398      1,045          -
    Total current liabilities        98,350     92,924     93,593     22,861

    Long-term liabilities
    Long-term obligations under
    lease agreement                  22,035     41,148     33,570      5,122
    Liability for termination of
    employer-
    employee relations, net           7,276      7,124      7,506      1,691
    Long term obligation under
    forward contract                      -        140          -          -
    Convertible debentures          208,148    216,632    218,676     48,384

    Total long-term liabilities     237,459    265,044    259,752     55,197

    Liabilities allocated to
    discontinued operations               -        265          -          -

    Shareholders' equity
    Ordinary shares                     197        197        197         45
    Additional paid-in capital      216,864    215,040    216,864     50,410
    Proceeds from option debentures
    and warrants                     15,612      8,499      6,675      3,629
    Accumulated deficit            (54,856)   (80,436)   (75,063)   (12,751)
    Total shareholders' equity      177,817    143,300    148,673     41,333

    Total liabilities and           513,626    501,533    502,018    119,391
    shareholders' equity

                                            Internet Gold - Golden Lines Ltd.

    Consolidated Statements of Operations



                       Nine month period ended     Three month period ended
                              September 30               September 30
                           2006        2005           2006        2005
                      (Unaudited) (Unaudited)   (Unaudited)   (Unaudited)
                               New Israeli Shekels - in thousands

    Revenues             297,346    216,613        105,275      73,273

    Costs and expenses:
    Cost of revenues     182,274    113,372         65,112      39,159
    Selling and
    marketing expenses    56,679     57,589         19,533      20,023
    General and
    administrative        25,581     23,892          8,843       8,360
    expenses

    Total costs and      264,534    194,853         93,488      67,542
    expenses

    Income from           32,812     21,760         11,787       5,731
    operations
    Financing expenses,    8,627      7,838          1,809       3,523
    net
    Other (income)
    expenses, net          2,792      (207)          2,825        (75)

    Income after
    financing expenses    21,393     14,129          7,153       2,283
    Company's share in
    net loss of
    unconsolidated           240          -             27           -
    investee
    Minority interest in
    operations
    of consolidated        (121)          -           (94)           -
    subsidiaries
    Tax expenses           1,067      1,221            264         653

    Net income            20,207     12,908          6,956       1,630

    Income per share,
    basic and diluted

    Net income per
    share (in NIS)          1.10       0.70           0.38        0.09

    Weighted average
    number
    of shares
    outstanding
    (in thousands)        18,432     18,432         18,432      18,432

    Consolidated Statements of Operations (continued...)



                                               Convenience
                                               translation
                                                      into
                                              U.S. dollars

                                                Nine month
                                 Year ended   period ended
                                December 31   September 30
                                       2005           2006
                                  (Audited)    (Unaudited)
                                New Israeli         US$ in
                               Shekels - in      thousands
                                  thousands

    Revenues                        297,707         69,118

    Costs and expenses:
    Cost of revenues                159,943         42,370
    Selling and marketing
    expenses                         75,710         13,175
    General and
    administrative expenses          33,156          5,946

    Total costs and expenses        268,809         61,491

    Income from operations           28,898          7,627
    Financing expenses, net           9,403          2,005
    Other (income)
    expenses, net                     (237)            649

    Income after
    financing expenses               19,732          4,973
    Company's share in net
    loss of unconsolidated investee       -             56
    Minority interest in
    operations
    of consolidated                       -           (28)
    subsidiaries
    Tax expenses                      1,451            248

    Net income                       18,281          4,697

    Income per share, basic
    and diluted

    Net income per share (in NIS)      0.99            0.25

    Weighted average number
    of shares outstanding
    (in thousands)                   18,432          18,432

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  November 6, 2006